UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2022

 GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

 Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F  ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Televisa reaches an agreement in principle to settle the consolidated securities class action litigation, paying approximately USD$21.5 million of the total settlement amount

Mexico City, November 23, 2022 – G Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE: TV; BMV:TLEVISA CPO) announced today that it has reached an agreement in principle to settle the consolidated securities class action lawsuit captioned In re Grupo Televisa Securities Litigation, Case No. 18 Civ. 1979 (LLS) pending against the Company and two other defendants in the U.S. District Court for the Southern District of New York.  The consolidated class action complaint was filed in 2018, as described in the Company’s Annual Report filed with the Mexican Stock Exchange and the Mexican Banking and Securities Commission, and its Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Televisa will be paying approximately USD$21.5 million of the total settlement amount, which it does not expect to have a material effect on its financial statements. While Televisa believes that the allegations in the case were without merit, it also believes that eliminating the distraction, expense and risk of continued litigation is in the best interests of the Company and its shareholders.

The agreement in principle is subject to finalization by the parties and will require approval by the court, notice to the putative class, and the satisfaction of customary conditions to effectiveness, which may take several months.  The Company anticipates that the parties will draft and execute a definitive stipulation of settlement for a total settlement amount of USD$95 million.  The Company expects that the stipulation of settlement will provide a full release of all claims and will expressly deny any liability, wrongdoing or responsibility by any of the defendants.  The majority of the settlement amount will be funded under the Company’s insurance policies, and the remainder will be paid by the Company, as described above.  The Company further anticipates that, upon final approval of the settlement, the litigation will be dismissed with prejudice.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: November 23, 2022	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel